Exhibit 99.1

Adjournment of Annual General Meeting

Further to the Company's Proxy Notice of November 19, 2014, notice is provided to Shareholders that the quorum required under the Company's articles of association was not present after one half hour had passed from the time set for the general meeting.

Therefore, in accordance with the provisions of the Company's articles of association, the meeting has been automatically postponed to Wednesday, December 31, 2014 at 10:00 at the Company's offices in 2 Ben Gurion St. Ramat Gan, Israel.

A Shareholder who has not yet submitted a proxy card and desires to do so must deliver to the Company a duly executed proxy card to be received by the Company no later than December 28, 2014 at 10:00 a.m. (Israel time), i.e. 72 hours before the Meeting, in order to be counted in the vote to be held on the Meeting.

For your convenience, we are making proxy cards available together with this notice and on the Company’s website.